SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 18, 2003

Date of Earliest Event Reported: July 18, 2003

Reconstruction Data Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

California   22-3755993
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number: 333-64122

11650 Iberia Place, Suite 201
San Diego, California 92128
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): (858) 618-1085

(Former Name and Address of Registrant)

Item 1. Changes in Control of Registrant

On April 24, 2003 Reconstruction Data Group, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Agreement") with Verdisys, Inc. (a California Corporation) ("Verdisys ") to acquire all of the issued and outstanding common stock of Verdisys, subject to the completion of mutual due diligence examinations and the completion of the acquisition of Verdisys, Inc. by Reconstruction Data Group, Inc.

The closing of the Agreement occurred on July 18, 2003, subject to processing of the appropriate state filings required to complete the transaction. In connection with the Agreement, the Company will issue an aggregate of 25,103,223 shares of its restricted common stock, par value $0.001 per share, to the shareholders of Verdisys in exchange for the 25,103,223 shares of Verdisys common stock owned by approximately 350 shareholders.

In connection with Closing of the Agreement, the Company is changing its name to " Verdisys, Inc." and is changing the OTCBB symbol under which our common stock trades on the Over-The-Counter Bulleting Board. The current directors and officers shall resign their positions as directors and officers of the Company. As a result, the Company will have experienced a change in control.

In connection with reorganization, at or prior to Closing (i) certain shareholders of the Company have agreed to have canceled an aggregate 2,151,500 shares of common stock, representing approximately 58.92% of our 3,651,500 shares of common stock currently outstanding, leaving 1,500,000 shares of common stock outstanding, and (ii) the Company will issue 25,103,223 newly issued, restricted shares of common stock in exchange for all of the issued and outstanding shares of Verdisys.

Following the Closing of the transaction Verdisys Shareholders will own approximately 95.6% of the issued and outstanding shares of the Company.

Following the share exchange, Reconstruction Data Group, Inc. will have 26,603,223 common shares issued and outstanding. The following are the Officers, Directors and the shareholders that will beneficially own five percent or more of Reconstruction Data Group, Inc.

Name	Class of Shares	Number of Shares Held	% of Total Outstanding
Dan Williams, CEO/President 25045 I-45 North #525 The Woodlands, TX 77380	Common Stock	591,667	2.22
David Mauz, COO 25045 I-45 N. #525 The Woodlands, TX 77380	Common Stock	394,222	1.48
Andrew Wilson, CFO 201 Tipperary Lane Alameda, CA 94502	Common Stock	25,208	0.09
Mark Crone, Secretary/ General Counsel 28 Woodland Drive Granby, Connecticut 06035	Common Stock	0	0.0
Paul Schroeder, Controller 10600 N. De Anza Blvd. #250 Cupertino, CA 95014	Common Stock	65,000	0.24
Ron Robinson, Chairman/Director 10600 N. De Anza Blvd. #250 Cupertino, CA 95014	Common Stock	300,000	1.11
John Block, Director 655 15th NW Suite 700 Washington, DC 20005	Common Stock	90,000	0.34
Joe Penbera, Director 4921 N. Van Ness Fresno, CA 93704	Common Stock	1,163,952	4.37
Fred Ruiz, Director P.O. Box 37 Dinuba, CA 93618	Common Stock	130,000	0.49

James Woodward III, Director 2909 W. Fallbrook Ave. Fresno, CA 93711	Common Stock	122,000	0.46
Eric McAfee, Director 10600 N. De Anza Blvd. #250 Cupertino, CA 95014	Common Stock	125,000	0.47
Berg McAfee Companies (an entity controlled by Eric McAfee and Clyde Berg) 10600 N. De Anza Blvd. #250 Cupertino, CA 95014	Common Stock	8,394,271	31.55
Clyde Berg 10600 N. De Anza Blvd. #250 Cupertino, CA 95014	Common Stock	375,000	1.41

Number of shares beneficially owned by officers and directors as a group: 11,401,320 representing 42.86% of the issued and outstanding common shares.

Mr. Scott Baker will resign as the President and will resign as a director of the Company. Executive officers and directors of Verdisys will be appointed to fill vacancies created by the resignations. Dan Williams will be our Chief Executive Officer and President of the Company and the remaining appointments are being made as indicated in the above table of ownership.

Pursuant to the Agreement and Plan of Merger, vested options to purchase common stock in Verdisys, Inc. at $0.10 per share will be converted to corresponding options to purchase Reconstruction Data group common shares at equivalent terms. These options if converted would result in the issuance of 1,764,082 common shares. Some of these options are held by the officers and directors of Verdisys, Inc.

The Company knows of no other arrangement or events, the happening of which will result in a change in control.

Item 2. Acquisition or Disposition of Assets.

Agreement and Plan of Merger with Verdisys, Inc.

On April 24, 2003, Reconstruction Data Group, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Agreement") with Verdisys, Inc. ("Verdisys ") to acquire all of the issued and outstanding common stock of Verdisys, discussed previously in item 1 of this current report.

Reconstruction Data Group, Inc. will deliver to the Verdisys Shareholders stock certificates in accordance with Agreement totaling 25,103,223 shares of Reconstruction Data Group, Inc. Common Stock, in exchange for 100% of Verdisys issued and outstanding common stock.

The Board considered, including but not limited to the following factors when determining the amount of consideration for this Agreement. The historic losses of the company, lack of current net profits, limited liquidity of the company's Common Stock and the current lack of available capital resources were considered when making its valuation of the compensation related to the Agreement. The Board further considered the current level development of Verdisys, Inc.'s existing operations, their potential to expand operations, the experience of its management team, and believes this agreement will be beneficial to the shareholders.

Verdisys, Inc. and its management had no prior relationship with the registrant, any affiliates of the registrant, any director or officer of the registrant, or any associate of any such director or officer. Reconstruction Data Group, Inc. sought potential opportunities to expand operations and initiated contact with Verdisys, Inc.

In connection with the Agreement and Plan of Merger, all assets and liabilities of the ARC network are intended to be acquired by Scott Baker, the former president in consideration for the cancellation of 1,485,000 shares of common stock currently held by Mr. Baker. The development of the Arc Network as an industry forum for Accident Reconstruction is shifting potentially toward a non-profit type entity. The ARC Network operations have benefited little from the public entity and have been burdened by the expense. This is disposition of assets is subject to applicable approvals.

Item 7.   Financial Statements and Exhibits

Financial Statements required by this item are currently unavailable and will be filed by amendment to this report no later than 60 days from the required filing date of this report.

Exhibit (2) – Agreement and Plan of Reorganization - Dated April 24, 2003, as amended June 30, 2003, is attached and incorporated into this current report.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

<u>**Reconstruction Data Group, Inc.**</u>

By: <u>\s\ Scott Baker, President</u>
       Scott Baker, President

Date: July 18, 2003